SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 9, 2014

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

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Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

MEDIA RELEASE  •  COMMUNIQUE AUX MEDIAS  •  MEDIENMITTEILUNG

Novartis appoints Jeff George as Division Head, Alcon as Kevin Buehler retires; Richard Francis named as new Division Head, Sandoz

•                  New leaders to continue to build global scale and innovation power in two of the leading Novartis businesses

Basel, April 9, 2014 — Novartis announced today the appointment of Jeff George as Division Head of Alcon, effective May 1, 2014. Mr. George succeeds Kevin Buehler who is retiring from the company after a distinguished 30-year career at Alcon, the global leader in eye care. As part of the planned transition, Mr. Buehler will provide management and strategic support on the Alcon business. The company thanks Mr. Buehler for his significant contributions to Novartis and Alcon and wishes him the best for the future.

Richard Francis, a proven pharmaceuticals and biotechnology leader, has been appointed as new Division Head of Sandoz, succeeding Mr. George. Mr. Francis joins Novartis from Biogen Idec, where he has held roles of increasing responsibility across several therapeutic areas in both Europe and the United States over his 13-year career with the company.

“The appointments of Jeff George as the new Division Head of Alcon, and of Richard Francis as new Division Head of Sandoz place two strong leaders at the helm of two leading Novartis businesses. These new leaders will set the direction for the next phase of growth for our eye care and generics businesses, two of our core growth engines. Both Jeff and Richard have the vision and expertise to strengthen our market leading positions,” said Joseph Jimenez CEO of Novartis. “I want to thank Kevin Buehler for his strong leadership and contributions to Alcon’s success over the years, and for leading Alcon through the merger and integration with Novartis. He will be missed.”

As Division Head of Alcon, Jeff George will continue to serve as a member of the Executive Committee of Novartis (ECN), reporting to Joseph Jimenez, CEO of Novartis. Since joining Novartis in January 2007, Mr. George has held leadership positions of increasing importance in the Vaccines and Diagnostics Division and the Pharmaceuticals Division, becoming Division Head of Sandoz in December 2008. At Sandoz, Mr. George built a best-in-class leadership team and created a winning, high-performance culture. He grew Sandoz sales from $7.5 billion in 2009 to $9.2 billion in 2013, while becoming the global leader in biosimilars with an industry-leading pipeline. He holds an MBA from Harvard University, an MA from Johns Hopkins, and a BA from Carleton College.

As Division Head of Sandoz, Mr. Francis will become a member of the Executive Committee of Novartis (ECN), reporting to Joseph Jimenez. He most recently served as Biogen Idec’s Senior Vice President, US Commercial Operations, maximizing both growth and profitability. Mr. Francis previously held leadership roles across commercial and sales in Sanofi and Wyeth. Mr. Francis, a British citizen, graduated from Manchester Metropolitan University.

Disclaimer

The foregoing release contains forward-looking statements that can be identified by words such as “to continue,” “will,” “next phase of growth,” or similar terms, or by express

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or implied discussions regarding the potential impact of Mr George’s and Mr Francis’ leadership on the Alcon and Sandoz businesses. You should not place undue reliance on these statements. Such forward-looking statements reflect the current views of management regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that any particular results will be achieved under Mr George’s and Mr Francis’ leadership. In particular, management’s expectations could be affected by, among other things, the uncertainties inherent in research and development, including unexpected clinical trial results and additional analysis of existing clinical data; unexpected regulatory actions or delays or government regulation generally; the company’s ability to obtain or maintain proprietary intellectual property protection; general economic and industry conditions; global trends toward health care cost containment, including ongoing pricing pressures; unexpected manufacturing issues, and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

About Novartis

Novartis provides innovative healthcare solutions that address the evolving needs of patients and societies. Headquartered in Basel, Switzerland, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, eye care, cost-saving generic pharmaceuticals, preventive vaccines and diagnostic tools, over-the-counter and animal health products. Novartis is the only global company with leading positions in these areas. In 2013, the Group achieved net sales of USD 57.9 billion, while R&D throughout the Group amounted to approximately USD 9.9 billion (USD 9.6 billion excluding impairment and amortization charges). Novartis Group companies employ approximately 136,000 full-time-equivalent associates and operate in more than 140 countries around the world.

For more information, please visit http://www.novartis.com.

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Novartis Media Relations

Central media line : +41 61 324 2200
Eric Althoff Novartis Global Media Relations +41 61 324 7999 (direct) +41 79 593 4202 (mobile) eric.althoff@novartis.com	Anja von Treskow Novartis Global Media Relations] +41 61 324 8137 +41 79 367 4723 (mobile) anja.von_treskow@novartis.com

e-mail: media.relations@novartis.com

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+41 61 324 7944
Central phone:
Samir Shah	+41 61 324 7944	North America:
Pierre-Michel Bringer	+41 61 324 1065	Stephen Rubino	+1 862 778 8301
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e-mail: investor.relations@novartis.com		e-mail: investor.relations@novartis.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date:	April 9, 2014	By:	/s/ MALCOLM B. CHEETHAM

		Name:	Malcolm B. Cheetham
		Title:	Head Group Financial
Reporting and Accounting